UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 31, 2023

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

March 31, 2023

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS” or the “Company”) notifies you, as a Material Event, that in a virtual session held on March 31, 2023, IFS’s 2023 Annual Shareholders’ Meeting at first call approved the following:

1.	The 2022 Results Presentation.

2.	The Annual Report for the fiscal year 2022.

3.	The Audited Separate and Consolidated Financial Statements for the fiscal year 2022.

4.	Take acknowledgment of results of IFS participation in the S&P Global 2022 Corporate Sustainability Assessment (CSA), and progress in matters of corporate sustainability (ESG).

5.	The Net Profit Allocation and Dividend Distribution for the fiscal year 2022, as follows:

i.

To distribute US$1.18 (One and 18/100 US dollars) per share as dividend on the 2022 net profits. The total amount of dividends which will be distributed by IFS will be US$136,222,391.90 (One Hundred Thirty Six Million Two Hundred Twenty Two Thousand Three Hundred Ninety One and 90/100 US Dollars) or PEN S/511,787,526.37 (Five Hundred Eleven Million Seven Hundred Eighty Seven Thousand Five Hundred Twenty Six and 37/100 Peruvian Soles) based on exchange rate of PEN 3.757 per dollar.

ii.	To set April 28, 2023 as Record Date, and May 8, 2023 as Payment Date.
iii.

To allocate PEN S/1,148,793,054.34 (One Thousand One Hundred Forty Eight Million Seven Hundred Ninety Three Thousand Fifty Four and 34/100 Peruvian Soles) to IFS Retained Earnings account after the dividend distribution is made.

6.

The IFS’ 2023 Dividend Policy, which approves distribution to shareholders of a minimum of 20% (twenty percent) of the net profits of the Company registered in said period, to be distributed in one or more opportunities; as long as the decision of the distribution of dividends does not affect the Company’s and/or its subsidiaries’ compliance with legal and/or equity requirements, and economic and financial conditions allow it; being that the way, method and opportunity for dividends payment will be set forth in the corresponding distribution agreement.

7.

Approve that the Board of Directors for the 2023 – 2025 period will be comprised by seven (7) members with no alternatives, with a maximum annual aggregate compensation of US$800,000.00 (Eight Hundred Thousand and 00/100 US Dollars) for the members of the Board of Directors and the Audit Committee. Also, approve the election of the following members of the Board of Directors for the 2023 – 2025 period:

•	Mr. Carlos Rodríguez-Pastor Persivale, identified with Peruvian ID No. 10543995, as Chairman.
•	Mr. Fernando Martín Zavala Lombardi identified with Peruvian ID No. 09751039.
•	Mrs. Lucía Cayetana Aljovín Gazzani identified with Peruvian ID No. 07277750.
•	Mr. Hugo Antonio Santa María Guzmán identified with Peruvian ID No. 06341027.
•	Mr. Alfonso Bustamante y Bustamante identified with Peruvian ID No. 30849678.
•	Mr. Felipe Morris Guerinoni identified with Peruvian ID No. 10218417.
•	Mr. Guillermo Martínez Barros identified with Chilean Passport No. F16903330

8.

Approve the Share Repurchase Program for an amount of up to US$100,000,000.00 (One Hundred Million and 00/100 US Dollars) of IFS´s common shares, which is expected to continue until terminated by the Board of Directors. The repurchase may take place simultaneously in both the Lima Stock Exchange and the New York Stock Exchange, and may be carried out in one or several dates at market prices. Also, it was approved to grant powers to two (2) representatives of the Company in order to, on behalf of the Company, engage the required brokers, sign all documents that are necessary for said engagement and/or to execute the approved Repurchase Program, and/or make any decision, give instruction, and carry out any act that is necessary for such execution, unless expressly revoked by the Board of Directors.

9.

Approve that Juan Antonio Castro Molina, identified with Peruvian ID No. 09337988 and Claudia Patricia Calderón Correa, identified with Peruvian ID No. 45043475, either of them, individually and with their sole signature, on behalf of IFS, may execute any public or private document, minutes or public deeds, of a clarifying, modifying, corrective or supplementary nature, that may be necessary to register the resolutions adopted in the meeting before the Public Registries both in Panama and Peru.

The aforementioned resolutions will be effective as of today.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: March 31, 2023	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel